Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on November 25, 2015.

Red-Blue Podcast Series
Podcast #4: Don Prejean

Total Time: Approx. 7 minutes

Participants

•	Interviewer: Mary Wiggins – Director of Internal Communications

•	Interviewee: Don Prejean – Integration Team Lead

Introduction

Mary Wiggins:

•	Hello and thank you for joining us. I’m Mary Wiggins, and today we’ll be talking to Don Prejean, Integration Team Lead, to get the project management perspective.

•	First, let me give you a little background on Don:

o	He’s been with Baker Hughes for 23 years.

o	He started his career as an internal auditor and has served in both Eastern and Western Hemisphere Finance roles.

o	Most recently, he was Vice President of Operations Support for North America;

o	And before that Don was Vice President of Supply Chain for Pressure Pumping.

o	He played a big part in the integration of BJ Services, so some of what he brings to this role is looking at the opportunities and challenges from that experience and ensuring we bring those lessons to the table with Halliburton.

•	So we’re glad to have you here today, Don.

Don Prejean:

•	Thanks, I’m happy to be here, Mary.

Q&A

Mary Wiggins:

So, as the integration planning team lead, you really have a bird’s eye view of all the activity that is taking place. So let’s go back to the beginning of the planning process, and what was the first thing you looked at in your role as team lead?

Don Prejean:

•	In a word, people. We started looking internally for the best people to lead this project and to be a part of these workstreams, and for these hand-picked Baker Hughes people, it’s a fantastic opportunity, but frankly it comes with a tremendous amount of responsibility.

•	We want to do everything we can to ensure that Baker Hughes has a chance to contribute what it does best for this new, combined company, and from my perspective, it’s never just been about integrating Baker Hughes people into Halliburton. It’s been about picking the best people to contribute to a plan to combine these two companies and create something great.

•	And, you know, while we are at it, we need to plan in a way that’s smart, effective, and really, really fast.

Mary Wiggins:

So, I noticed you’ve said “plan” a couple times, so I just want to confirm we’re not actually integrating anything right now.

Don Prejean:

•	Oh, that’s absolutely right, Mary. All of our work right now is focused on planning. The work to integrate two companies, it doesn’t start until the deal closes. You’ve heard us say this, you’ve heard it a hundred times – but I’m going to say it one more time for good measure. Until the deal closes, we are still competitors.

Mary Wiggins:

So can you tell us how big the Baker Hughes integration planning team is, and do you expect that number to change soon?

Don Prejean:

•	Oh, we’ve got about 90 full-time people working on planning for the integration and divestitures right now. I do expect the number to increase the closer we get to a potential closing date.

•	Right now we have 14 functional workstreams. There’s also operations teams focused on specific product lines. And on top of that, we have 17 geographic integration managers that are going to be added to the team very shortly.

•	Almost all of these people are working right here at the Rankin Road facility. We keep them separated from Baker Hughes’ day-to-day operations for a number of different reasons, including obvious legal reasons.

•	But, you know, literally there are hundreds of other people in the organization supporting our efforts but they’re not full-time members of the team, so 90 full-time [people] today.

Mary Wiggins:

I guess it’s a big help to have the team all together in one location here at Rankin.

Don Prejean:

•	Oh, it absolutely helps. We have a lot of formal meetings, but being in one location, it means there’s a chance to connect with each other on an informal basis. That can save a lot of time, and from a practical standpoint, it’s much easier to keep our efforts synchronized.

•	Part of my job is to make sure that things don’t happen or that decisions aren’t made in isolation of each other. As an example, Finance – they have a lot of things that they have to deliver for the integration, and IT has a part to do to make sure that this does happen, so there’s a lot of dependencies on all sides, so communication between these different groups is very, very important.

Mary Wiggins:

So do you have a counterpart at Halliburton?

Don Prejean:

•	Yes, I do actually. Just as I lead the project on the Baker Hughes side, there’s a Halliburton lead to coordinate planning efforts on their side.

•	We do communicate with each other regularly. I guess you could say we both sort of play an air traffic control role. You know, there’s a lot of planes in the air at all different altitudes coming from every direction imaginable, and we work to try to keep it all sorted and focused in one direction. And, you know, if we see that there’s a potential for slowdowns or roadblocks, we’ll flag it and we look for ways to try to solve it. Part of my role as a team lead is to facilitate solutions when competing priorities or challenges come up, and I do want to make sure that I mention, any information that we exchange today, it’s handled properly and takes place according to some very strict legal guidelines that we’ve established. For this and all the pieces of the integration process, we take our legal responsibilities very seriously.

Mary Wiggins:

Right. Don, so during the introduction of this podcast, I mentioned the BJ Services acquisition. Did I characterize that correctly? Are you drawing on that experience now?

Don Prejean:

•	Oh, absolutely. Being a part of that process has been tremendously useful in my current role, but it’s not just about what I learned. It’s much bigger than that. As a company, Baker Hughes learned a lot from that experience. Both Baker Hughes and Halliburton are interested in applying those learnings to this acquisition, actually.

Mary Wiggins:

So, can you tell us a little more? What did we learn specifically?

Don Prejean:

•	One thing that we learned was that planning to integrate two companies, it has to go way beyond Day 1. We’re laser-focused on planning for Day 1, but we also have in mind Day 30 and Day 300 and so on.

•	And the better we plan, the more detailed, the faster the actual integration is going to go. And it does have to happen as quickly as possible, Mary. No one enjoys being in integration mode.

Mary Wiggins:

Okay, so just one final question. In your communication with Halliburton, do you feel we have a voice at the table?

Don Prejean:

•	I absolutely do. Of course, we recognize we are the ones who are being acquired, and it’s ultimately Halliburton’s call as to what they choose to do in terms of systems, processes, structure, and so on, but from my perspective they’ve been very open-minded and they are interested in our viewpoint.

•	In many cases, they have recognized that perhaps we have a specific process that may yield a better outcome, and they’re willing to switch to our method of working.

•	It goes back to what I said a few minutes ago. We are both looking at the same thing: to build the best combined company that we possibly can.

Mary Wiggins:

That’s great to know. So, Don, it sounds like Baker Hughes is putting a lot of good people, as well as a lot of effort and thought, into integration planning, so I really appreciate you taking the time to talk to us.

Don Prejean:

•	It’s my pleasure, Mary, absolutely.

Mary Wiggins:

That concludes today’s podcast. If you have a question for Don or any member of the Integration Planning Team, please send it to askredblue@bakerhughes.com. Thanks for listening.

###

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

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Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015.

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.